EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-139625) and related Prospectus of EPIX Pharmaceuticals, Inc. for the registration of $75,000,000 of its common stock, preferred stock and warrants and to the incorporation by reference therein of our reports dated March 13, 2008, with respect to the consolidated financial statements EPIX Pharmaceuticals, Inc. and the effectiveness of internal control over financial reporting of EPIX Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 28, 2008